Exhibit 99.1

ENTRÉE INTERSECTS GOLD ON ITS 100%-OWNED
SHIVEE WEST PROPERTY, MONGOLIA

Vancouver, B.C., December 14, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") recently completed its 2011 exploration program on the Company’s 100%-owned portion of the Shivee Tolgoi mining licence (“Shivee West”) in Mongolia.  Partial results have been received from a 2,470 metre, shallow, reverse circulation drill program at Zone III.  The results demonstrate that significant gold extends for over 300 metres northwards from the previously known Zone III area outlined in surface trenching and limited drilling completed between 2004 and 2007.  Values of up to 1.82 grams per tonne (“g/t”) over 14 metres have been returned (EG-RC-11-112) from the initial four holes completed in the recent 23 hole drill program.

Greg Crowe, President and CEO of Entrée stated, “Previously we had sporadic but encouraging gold results from surface trenching and drilling.  From 2007 to 2010, rapid developments at the Oyu Tolgoi on porphyry copper-gold mineralization shifted our focus towards exploring for similar potential on the Shivee West property.  In 2011, we decided to re-evaluate the gold potential at Zone III, in light of the rapid rise in gold prices since 2008 and especially the more significant rise in 2011.  The initial drill results are very encouraging and our plans for continued exploration there will be determined after all drill results have been assessed.”

Shivee West (100% Entrée) 2011 Exploration

Trenching and shallow reverse circulation (“RC”) drilling at Zone III were completed from September to November over near-surface oxidized epithermal gold mineralization and its strike extension to the north, an  area of 200 metres by 1600 metres.  It was explored with 1,120 linear metres of excavator trenching and 23 RC holes totalling 2,470 metres.  The drill and camp have now been demobilized for the winter.

Trench sampling  in 2011 returned 0.69 g/t gold over 6.0 metres and a separate interval of 1.44 g/t gold over 6.0 metres.  This compares with 2002 trench sampling which returned gold values  up to 0.51 g/t over 22 metres and 1.39 g/t over 18 metres.  Grab samples of siliceous material in the Zone lll area have returned between 0.2 g/t and 29.2 g/t gold.

Results from the first four RC drill holes are encouraging and confirm the occurrence of more widespread gold mineralization in an epithermal environment.  Of particular note is the fact that these first four holes are located in an area centred 300 metres north of the previously outlined area of gold mineralization at Zone lll.  Mineralization remains open to the north and at depth.  This Zone III system is coincident with an extensive magnetic low and gold in soil anomaly from MMI sampling, which can be traced over at least 2.5 kilometres of strike length.

The potential for deep Oyu Tolgoi style porphyry style copper-gold mineralization remains elsewhere on the Shivee West property and was evaluated in 2011 with geological and geophysical surveying prior to the RC drilling.  A 1,670 line-kilometre magnetic survey was completed over a belt of rocks which show similarities with the Devonian-aged units which host the nearby Oyu Tolgoi deposits. A geological consultant also re-evaluated the results of historic drilling in light of recent advances in the understanding of mineralized porphyry systems worldwide and on-going work to advance the understanding of the controls on mineralization at Oyu Tolgoi.  Testing of three separate areas for deep porphyry potential within this belt of rocks has been recommended.

Togoot

On September 20, 2011, the Company entered into a purchase and sale agreement with an arm’s-length private Mongolian company to sell the 14,031 hectare Togoot mining license for gross cash consideration of approximately CAD$1.6 million.  The transaction closed on November 18, 2011. The Company considered coal targets that it had identified on the Togoot license to have limited upside potential.  The sale permits Entrée to focus all of its Mongolian resources on exploration at Shivee West.

Joint Venture Property

Exploration and development drilling are continuing on the adjacent Entrée-Oyu Tolgoi LLC (“OTLLC”) Joint Venture Property (the "Joint Venture Property").  OTLLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia, is the manager with overall responsibility for operations on the Joint Venture Property.

During the first half of 2011, OTLLC completed four deep exploration holes to the north of the Hugo North Extension deposit.  None of the holes intersected mineralization.   On the Heruga deposit, two existing holes were deepened but did not intersect significant mineralization. An additional hole tested an IP target to the southwest of Heruga and intersected strong advanced argillic alteration with minor associated copper mineralization.  Additional detailed geophysical surveys have also been completed over selected areas of the Joint Venture Property.

Exploration drilling on the Joint Venture Property is continuing with two drill rigs both now testing targets on the Javhlant licence. A proposed 2012 budget for exploration work on the Joint Venture Property has been presented to the joint venture management committee and is awaiting final approval.

QUALITY ASSURANCE AND CONTROL

Rock chips and RC drill chips from Shivee West were prepared and submitted to either SGS Mongolia or Actlabs Asia LLC, both located in Ulaanbaatar, Mongolia.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.

QUALIFIED PERSON

James R. Foster, P.Geo., Entrée's Exploration Manager - Lookout Hill, and a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of OTLLC.  A portion of the Lookout Hill property is subject to a joint venture with OTLLC.  The Joint Venture Property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.   Additional potential remains on the Joint Venture Property for the discovery of further mineralization.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico.  The primary asset is the Ann Mason property near Yerington, Nevada, which hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% copper using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc. Tel: 604-687-4777
Fax: 604-687-4770 Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the extent and timing of the Company’s proposed drilling and exploration programs and budgets for 2012, its anticipated exploration results, the potential for increasing the size of the Ann Mason deposit, and the potential for discovery of additional mineralized zones.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold, copper and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.